Filed by AGL RESOURCES INC.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934, as amended

Subject Company: Nicor Inc.
Commission File No: 001-07297

December 7, 2010

Dear Fellow Employee:

I am very pleased to share news with you today that will be transformational for our company.  AGL Resources is combining with Nicor in an $8.6 billion transaction, creating a leading natural gas distribution company which will serve 4.5 million customers across seven states.  We will effectively double the number of natural gas customers we currently serve and, by sharing best practices and with the benefits of greater scale and scope, we will be able to serve our customers better and more efficiently.  As a result of this transaction, we will also have greater diversity in our unregulated businesses.

This is an important transaction for both AGL Resources and Nicor, and together we believe our companies make for an excellent strategic fit.  Nicor is a company with as proud a heritage as ours, and it shares our commitment to providing customers with safe, reliable and cost-effective service.  For those of you who are unfamiliar with Nicor, it is headquartered in Naperville, Illinois and provides gas service to 2.2 million customers.  In addition, Nicor owns and operates several non-regulated businesses, including an energy trading and marketing business.

AGL Resources has a great track record of making acquisitions and successfully integrating operations.
I am confident that by combining with Nicor we will be able to establish a platform for growth that is superior to what either company could achieve on its own, resulting in substantial value creation for you, our employees, as well as our customers, shareholders, and the communities we serve.

Organization and Leadership

Once the transaction is completed, AGL Resources, expected to become a Fortune 500 company, will maintain its corporate headquarters in Atlanta, and will create a new gas distribution headquarters in Naperville, Illinois.  I will continue to serve as chairman, president and chief executive officer of the combined company, and four directors from the Nicor board will serve on the board of the combined company.

We expect the merger to be completed by the second half of 2011, following receipt of the required approvals.  We have assembled an integration planning team to address how we can best utilize each company’s strengths to bring the two together as seamlessly as possible.

Importantly, until the transaction is complete, both companies will continue to operate separately and it will remain business as usual at AGL Resources.  Attached is a copy of the news release which was issued this morning, along with a set of FAQs that will address some of the initial questions you may have.

Next Steps and Our Commitment to You

Over the next several days, AGL Resources officers will be traveling to all company locations to meet with employees in person.  These company leaders will provide you with additional details about the transaction.  Please look for more information soon from your management team about the date and time of your local meeting.

In addition, we do want to hear and answer your questions throughout this process so we have created a special mailbox. You may send your questions to aglr-nicor-questions@aglresources.com.  From your questions we will develop a Q&A to share with all AGL Resources employees that will be posted on a special merger communications page on Planet.

I encourage each of you to continue to do the outstanding jobs you perform each and every day, and I ask you to remain focused on delivering the exceptional results that our customers and shareholders deserve and expect from us.

Today’s announcement may lead to questions from the press and financial community.  It is important that we speak with one voice, so please forward any calls you may receive to Tami Gerke at (404) 558-2307.

Thank you for all you do to make AGL Resources a great company.

Sincerely,

John W. Somerhalder II
Chairman of the Board, President and Chief Executive Officer

Forward Looking Statements

To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”).

These forward-looking statements relate to, among other things, the expected benefits of the proposed merger such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and the expected timing of the completion of the transaction. Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements in this release that contain forward-looking statements are qualified by these cautionary statements. Although AGL Resources and Nicor believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by AGL Resources and Nicor stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of AGL Resources and Nicor operations will be greater than expected; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the energy industry, as detailed from time to time in each of AGL Resources’ and Nicor’s reports filed with the Securities and Exchange Commission (“SEC”). There can be no assurance that the proposed merger will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this release, as well as under Item 1.A. in each of AGL Resources’ and Nicor’s Annual Report on Form 10-K for the fiscal year December 31, 2009, and Item 1.A in each of AGL Resources’ and Nicor’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010. AGL Resources and Nicor caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to AGL Resources and Nicor, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to AGL Resources and Nicor or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  The forward-looking statements contained herein speak only as of the date of this presentation. Neither AGL Resources nor Nicor undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.

Additional Information

In connection with the proposed merger, AGL Resources plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of AGL Resources and Nicor that also constitutes a prospectus of AGL Resources. AGL Resources and Nicor will mail the joint proxy statement/prospectus to their respective stockholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about AGL Resources and Nicor, free of charge, at the website maintained by the SEC at www.sec.gov. You may also obtain these documents, free of charge, from AGL Resources’ website (www.aglresources.com) under the tab Investor Relations/SEC Filings or by directing a request to AGL Resources, P.O. Box 4569, Atlanta, GA, 30302-4569. You may also obtain these documents, free of charge, from Nicor’s website (www.nicor.com) under the tab Investor Information/SEC Filings or by directing a request to Nicor, P.O. Box 3014, Naperville, IL 60566-7014.

The respective directors and executive officers of AGL Resources and Nicor, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AGL Resources’ directors and executive officers is available in its definitive proxy statement filed with the SEC by AGL Resources on March 15, 2010, and information regarding Nicor directors and executive officers is available in its definitive proxy statement filed with the SEC by Nicor on March 10, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.